SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 17, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

CITY FIDO TAKES TO THE STREETS MAY 20 IN TORONTO
Microcell launches Canada's first home and mobile service in this country's largest metropolitan area

Toronto, May 17, 2004 - Microcell Solutions Inc., the national provider of Personal Communications Services (PCS) under the Fido brand name, today announced the upcoming launch of City Fido in the Greater Toronto Area. Starting May 20, the first true alternative to traditional wireline telephone service will be available throughout the Toronto region.

"The launch of City Fido in Vancouver in October 2003 marked one of the most important developments in Canadian wireless communications, as well as in our company's history," stated Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "We created a new category of services that helped tens of thousands of customers change the way they communicate, while putting in place a new platform that we can build on to offer more services and applications in the future. To bring this phenomenon to Toronto, the largest metropolitan area in our country, is the next logical step for City Fido and Microcell's business strategy, and we expect consumers will embrace the service as they have in Vancouver."

For a price comparable to that of their current local service, customers can now have a home phone that is also a mobile phone. Attractively priced at $45 per month including the system access fee, City Fido provides unlimited anytime local calling in the Greater Toronto Area. As with Fido Service, customers receive a number of Included Services, namely Call Waiting, Call Forwarding and Conference Call. Long-distance rates are competitively priced, with an anytime rate of $0.10 per minute and monthly bundles offering rates as low as $0.03 per minute. Other valuable services, such as Text Messaging, Call Display, Voice Messaging, mobile Internet and data transmission, as well as the ability to use Fido Service everywhere on Microcell's national network and in more than 150 countries, are also available at affordable prices with City Fido.

The vast majority of customers in the Toronto region will have the option of transferring their existing home or single-line business phone number to their City Fido service. In addition, they can keep their white pages directory listing, while enjoying the benefits of a fully mobile service. In fact, Microcell is the first and currently the only wireless carrier in North America to offer Local Number Portability, allowing a local wireline phone number to be transferred to a wireless service. Customers also retain access to 911 emergency service and 411 directory assistance.

"City Fido is not simply a price plan. It changes the rules of wireless communications and delivers an alternative that truly meets the needs of consumers," said Alain Rheaume, President and Chief Operating Officer of Microcell Solutions. "This unique service offering combines the advantage of unlimited local calling with the ability to keep your existing wireline number, all at a price that is highly appealing to both consumers and small businesses."

City Fido includes unlimited local calling throughout the Greater Toronto Area within Fido's digital coverage area, stretching from Orillia to Burlington and Oshawa. In fact, the service has Local Calling Areas that are equal to and, for some customers, larger than those of the incumbent telephone company. There is a monthly fee of $0.25 for 911 emergency service, and a one-time $50 management fee applies upon activation. Long-distance charges may apply to calls between certain areas within the City Fido zone. As for the $6.95 system access fee, it is included, and there are no additional or recurring charges for white pages listing or phone number transfer.

Customers in the Toronto region can subscribe to City Fido starting May 20 by visiting any Fido corporate or participating retail partner location, or by calling 1 888 481-FIDO (3436). Full details and conditions will also be available as of May 20 at www.cityfido.ca.

About Microcell Solutions Inc.
Microcell Solutions Inc. is a national provider of wireless communications services under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbols MT.A and MT.B. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.
City Fido and the City Fido Home & mobile service signature are trademarks of Microcell Solutions Inc.

For more information:

Media:
Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Colin Macrae
604 618-2294
colin.macrae@microcell.ca